October 20, 2005

SmarTire Systems Inc.
13151 Vanier Place, Suite 150
Richmond, British Columbia
V6V 2J1

<u>Re: Registration rights on outstanding discounted convertible debenture of $176,735</u>

SmarTire's SB-2 registration statement was withdrawn on September 23, 2005. The withdrawal of this registration statement resulted in SmarTire being in non-compliance with Section 11 of the May 2005 settlement agreement as disclosed below.

> 11. Registration Obligations. The Purchaser shall include all shares of Common Stock issued and issuable under the Transaction Documents, including but not limited to, the shares underlying the Debentures and the 3,161,925 shares of Common Stock referenced in Section 4(e), on a registration statement to be filed on or before the earlier of (a) May 31, 2005 and (b) the next date the Purchaser files a registration statement with the Commission (the "Amended Filing Date"). In consideration of the foregoing, the parties acknowledge and agree that any references to "Filing Date" in the Transaction Documents are amended and hereafter defined as the Amended Filing Date and any references to "Effectiveness Date" in the Transaction Documents are amended and hereafter defined as the date that is 90 days following the Amended Filing Date. Section 1.1(d) of that certain Forbearance and Escrow Agreement, dated September 24, 2004, by and among Purchaser and Seller is hereby terminated and of no further force or effect.

Crescent agrees that SmarTire is not in default of these agreements pending the filing of a new registration statement by November 18, 2005 and Crescent waives its rights under the default provisions affected by this non-compliance.

Yours very truly,

Crescent International Ltd.

By: Mel Craw Maxi Brezzi